UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the transition period from                     to

Commission File No. 001-12697

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BPZ Resources, Inc.

Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BPZ Resources, Inc.

580 Westlake Park Blvd., Suite 525

Houston, Texas 77079

Report of Independent Registered Public Accounting Firm

The BPZ Resources Compensation Committee:

We have audited the accompanying statements of financial condition of the BPZ Resources, Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in plan equity for the years ended December 31, 2014, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2014 and 2013, and the changes in plan equity for the years ended December 31, 2014, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP

Houston, Texas February 13, 2015

BPZ Resources, Inc. Employee Stock Purchase Plan

Statements of Financial Condition

	December 31,	December 31,
	2014	2013

Assets:
Participant contributions due from BPZ Resouces, Inc.	$8,622	$13,449
Total assets	$8,622	$13,449

Liabilities and Plan Equity:
Obligation to purchase common stock	$1,556	$11,059
Amount due to participants	7,066	2,390
Plan Equity	-	-
Total liabilities and plan equity	$8,622	$13,449

The accompanying notes are an integral part of these financial statements.

BPZ Resources, Inc. Employee Stock Purchase Plan

Statements of Changes in Plan Equity

	For the Year Ended	For the Year Ended	For the Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012

Additions:
Participant contributions	$35,042	$48,391	$115,979
Total Additions	35,042	48,391	115,979

Deductions:
Purchase and distribution of common stock to participants	26,420	34,942	96,405
Increase in obligation to participants to purchase common stock	1,556	11,059	12,331
Increase in contributions due to participants	7,066	2,390	7,243
Total deductions	35,042	48,391	115,979
Net change in plan equity	-	-	-

Plan equity, beginning of period	-	-	-
Plan equity, end of period	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

BPZ Resources, Inc. Employee Stock Purchase Plan

Notes to Financial Statements

December 31, 2014

1.	Description of Plan

The following description of the BPZ Resources, Inc. Employee Stock Purchase Plan provides only general information. Participants should refer to the text of the Employee Stock Purchase Plan document and prospectus for a complete description of the provisions. BPZ Resources, Inc. is the Employee Stock Purchase Plan sponsor (the Sponsor). The Plan covers substantially all of the employees of the Company and its designated Subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code of 1986 (Section 423) and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.

General

The Plan was approved by the shareholders of BPZ Resources, Inc. on June 24, 2011 (an effective date of April 20, 2011) and was implemented in the first quarter of 2012. BPZ Resources, Inc. reserved 2,000,000 shares of its no par value per share common stock in 2011 for the Plan. During 2014, 21,183 shares were purchased, during 2013, 26,460 shares were purchased and during 2012, 40,011 shares were purchased under the Employee Stock Purchase Plan. For definitions of certain terms used below, please see the Glossary of Terms at the end of the Notes to Financial Statements.

Eligibility

The purpose of the Plan is to secure for the Company and its stockholders the benefits of the incentive inherent in the ownership of Company Stock by eligible present and future employees of the Company and its designated Subsidiaries. The following individuals shall not be eligible to participate in the Plan: (i) any employee who is employed for less than one year prior to the Grant Date, (ii) any employee whose customary employment is twenty hours or less per week as of the Grant Date, (iii) any employee whose customary employment is for not more than five months in any calendar year, (iv) any director of the Company or of any Subsidiary who is not an employee, (ii) any independent contractor who is not an employee, and (iii) any employee who is a citizen or resident of a foreign jurisdiction and such jurisdiction would prohibit a grant of an option under the Plan or compliance with such jurisdiction would cause the Plan to violate the requirements of Code Section 423.

 Contributions

An Eligible Employee shall be permitted to purchase no more than 2,500 shares of Company Stock during any one Offering Period.  No Eligible Employee may be granted any options during any one calendar year which permit his or her rights to purchase shares of Company Stock under all Code Section 423 employee stock purchase plans of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock determined on the Grant Date, which limit shall be interpreted to comply with Code Section 423(b)(8).

The Purchase Price means the lower of (i) a percentage of the Fair Market Value of a share of Company Stock on the Grant Date, or (ii) a percentage of the Fair Market Value of a share of Company Stock on the Investment Date.  In any event, the percentage shall be eighty-five percent (85%) unless the Committee, in its sole discretion, increases the percentage at any time. After any such increase, the Committee, in its sole discretion, may decrease the percentage, but not below eighty-five percent (85%) at any time.  Any increase or decrease in the percentage shall be communicated to Eligible Employees before the first day of the Offering Period that is affected by the change.

Each Participant having eligible funds in his or her Payroll Deduction Account on an Investment Date shall be deemed, without any further action, to have purchased the number of shares of Company Stock (including fractional shares unless otherwise determined by the Committee) which the eligible funds in his or her Payroll Deduction Account could purchase on that Investment Date at that Purchase Price.

All shares purchased shall be maintained by the Custodian (Solium Capital Inc.) in a separate Investment Account for each Participant. All cash dividends paid with respect to shares of the Company Stock held in the Investment Account shall be added to a Participant’s Payroll Deduction Account and shall be used to purchase shares of Company Stock for the Participant’s Investment Account. Expenses incurred in the purchase of such shares shall be paid by the Company.

A Participant may also cease his or her participation in the Plan at any time, subject to the following.  If a Participant ceases his or her participation during an Offering Period, then he or she may elect to either (i) apply any payroll deductions credited to his or her Payroll Deduction Account prior to the date such cessation is effective towards the purchase of shares of Company Stock during such Offering Period, or (ii) receive a refund of any payroll deductions credited to his or her Payroll Deduction Account for such Offering Period.  Any such cessation shall be effective as of the payroll period following the date of the Participant’s request to cease participation, or as soon as administratively practicable thereafter.  If elected, any refund will be made as soon as administratively practicable.  An Eligible Employee who has ceased to be a Participant may not again resume participation in the Plan until such Eligible Employee has complied with the requirements to elect to participate in the Plan again by the deadline for the applicable Offering Period.  Notwithstanding any provision in the Plan to the contrary, in the event of a Participant’s retirement, termination of active employment, or death, all payroll deductions shall cease effective with such event and the amount in his or her Payroll Deduction Account shall be refunded to him or her.  Certificates (if the Company Stock is certificated) will be issued for full shares of Company Stock held in his or her Investment Account if elected with the Custodian and pursuant to the rules of the Custodian.  If a Participant elects to have his or her shares sold, he or she will receive the proceeds of the sale, less selling expenses.  In the event of his or her death, the amount, if any, in his or her Payroll Deduction Account shall be paid to his or her estate, and any shares of Company Stock in his or her Investment Account shall be delivered to any beneficiary he or she has properly designated in forms filed with the Custodian, and if no such designation is on file with the Custodian, then such shares of Company Stock shall be delivered to his or her estate.

Plan Administration

The Plan is administered by the Compensation Committee of the Company’s Board of Directors.

Plan Termination

The Plan and all rights of employees hereunder shall terminate at the discretion of the Company’s Board of Directors.  Upon termination of the Plan, all amounts in an employee’s Payroll Deduction Account that are not used to purchase Company Stock will be refunded.

Administrative Expenses

All expenses for Plan administration are paid by the Company and are not reflected in the financial statements of the Plan.  If shares purchased under the Plan are subsequently sold by the participant, the participant is responsible for all fees, commissions and other costs incurred in such transactions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.	Income Taxes

The Plan is intended to qualify as an employee stock purchase plan under Code Section 423. Issuances of shares under the Plan are not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 or December 31, 2013, there are no uncertain positions taken or expected to be taken, that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress.

4.	Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2014, and up to the date of the filing of the Form 11-K and concluded there were no events or transactions that occurred which would require recognition in the accompanying financial statements or disclosure in this Form 11-K.

Glossary of Terms

“Act”  means the Securities Exchange Act of 1934, as amended.

“Board”  means the Board of Directors of the Company.

“Code”  means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Committee”  means the Compensation Committee of the Board, provided that, if any member of the Committee does not qualify as a non-employee director for purposes of Rule 16b-3 of the Act, the remaining members of the Committee (but not less than two members) shall be constituted as a subcommittee of the Committee to act as the Committee for purposes of the Plan.

“Company”  means BPZ Resources, Inc., a Texas corporation, and any successor by merger, consolidation or otherwise.

“Company Stock”  means the Company’s common stock. In the event of a change in the capital structure of the Company (as provided in Section 13 of the Plan), the shares resulting from such change shall be deemed to be Company Stock within the meaning of the Plan.

“Compensation”  means base salary, overtime pay, commissions and cash bonuses actually received by a Participant while he or she is an Eligible Employee, determined before any elective salary reductions made pursuant to Code Section 401(k), 125 and 132(f)(4).  All other forms of compensation, whether cash or non-cash, shall be excluded.

“Custodian”  means a financial institution or other entity selected by the Company from time to time to act as custodian for the Plan.

“Eligible Employee”  means any employee of the Company or its Subsidiaries who meets the eligibility requirements of the Plan.

“Enrollment Form”  means the form filed by a Participant with the Committee authorizing payroll deductions.

“Fair Market Value”  means the closing trading price of a share of Common Stock, as reported on the principal exchange on which the Stock is traded on the applicable Grant Date or Investment Date, or, if the Common Stock was not quoted on such date, the closing trading price on the last day prior thereto on which the Common Stock was quoted.

“Grant Date”  means the first business day of each Offering Period on which shares of Common Stock are or could be traded on the principal exchange on which the Stock is traded.

“Investment Account”  means the account established to hold Company Stock purchased under the Plan pursuant to Section 7of the Plan.

“Investment Date”  means the last business day of each Offering Period, as determined by the Committee, on which shares of Company Stock are or could be traded on the principal exchange on which the Stock is traded.

“Offering Period”  means each period of time during which shares of Common Stock are offered to Participants for purchase at a specified Purchase Price on a specified Investment Date.  Unless otherwise determined by the Committee, a new Offering Period shall commence on the first day of each calendar quarter.  No Offering Period shall be longer than twenty-seven months.

“Parent”  means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, as of an Investment Date, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

“Participant”  means an Eligible Employee who elects to participate in the Plan by filing an Enrollment Form pursuant to Section 6 of the Plan.

“Payroll Deduction Account”  means the account established for a Participant to hold payroll deductions pursuant to Section 6 of the Plan.

“Plan”  means the BPZ Resources, Inc. Employee Stock Purchase Plan, as set forth herein and as amended from time to time.

“Purchase Price”  means the lower of (i) a percentage of the Fair Market Value of a share of Company Stock on the Grant Date, or (ii) a percentage of the Fair Market Value of a share of Company Stock on the Investment Date.  In any event, the percentage shall be eighty-five percent (85%) unless the Committee, in its sole discretion, increases the percentage at any time. After any such increase, the Committee, in its sole discretion, may decrease the percentage, but not below eighty-five percent (85%) at any time.  Any increase or decrease in the percentage shall be communicated to Eligible Employees before the first day of the Offering Period that is affected by the change.

“Subsidiary”  means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, as of an Investment Date, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BPZ Resources, Inc. Employee Stock Purchase Plan

Date: February 13, 2015	/s/ Stephen C. Beasley
Stephen C. Beasley
Chairman of the Compensation Committee